

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Bobby W. Sandage, Jr., Ph.D.
President and Chief Executive Officer
Coronado Biosciences, Inc.
45 Rockefeller Plaza, Suite 2000
New York, New York 10111

> **Re: Coronado Biosciences, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 15, 2011**
> **File No. 000-54463**

Dear Dr. Sandage:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing or by providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. We note that you have submitted an application for confidential treatment with respect to some of the documents you have filed as exhibits to your registration statement. Please be advised that we will review this application independently and will forward you any comments relating to your confidential treatment request under separate cover.

Cautionary Note Regarding Forward-Looking Statements, page 3

3. We note your disclaimer as to forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure here and in your management discussion and analysis at page 29 to clarify that the safe harbor does not apply to any forward-looking statements contained in the prospectus.

Item 1. Business

Industry, page 4

4. We note that your registration statement includes the following statements:

- On page 4: "Although immunosuppressant and TNF-α inhibitors are effective maintenance therapies, fewer than 50% of patients maintain long-term remission with these drugs;"

- On page 4: "The majority of Crohn's patients require surgery during their lifetime despite available therapies;" and

- On page 4: "…research strongly suggests that genetic susceptibility and environmental factors, coupled with an abnormal immune response, contribute to the development of the disease."

  Please provide your basis for these statements or delete them from your registration statement.

Our Product Candidates, page 5

5. We note your statement that CNDO-201 originates from the work of Dr. Joel V. Weinstock and your reference to his research with regard to parasitic helminth (worm) infections. Please revise your disclosure to discuss whether and when Dr. Weinstock published the results of his research that determined that a beneficial immune response results from T. suis being administered to patients to IBD. Please also indicate whether Dr. Weinstock has consented to your use of his research and whether you have entered into any contractual arrangements with Dr. Weinstock to use data derived from his research in the development of CNDO-201.

6. We note that the four paragraphs under the heading "Background" on pages five and six include numerous statements and conclusions without citing a source or providing an independent basis for the disclosed information. For example, we note the following:

- Statements concerning the incidence of IBD in the developed and non-developed world and in persons from different socioeconomic strata;

- Statements with respect to the prevalence of helminthes in certain climates and populations;

- Statements as to the incidence of IBD over the past several decades; and

- Statements as to the impact of exposure to helminth population.

Please revise your disclosure to provide a source or independent basis for each of the statements made. In particular, where you refer to data, findings, or conclusions, please provide the source for this information. If you are unable to cite a source for the information you disclose, please remove these statements from your registration statement.

Third Party Clinical Trials, page 6

7. Please revise your disclosure to indicate whether any significant adverse events were observed or reported in each of the third party clinical trials you discuss on page 6 of the registration statement.

8. Please revise your disclosure to indicate whether and when Professor Lowdell published the results of his preclinical studies and research with regard to NK Cells and AML. Please also indicate whether Professor Lowdell has consented to your use of his preclinical research and results and indicate whether you have entered into any contractual arrangements with Professor Lowdell relating to the use of data derived from his research in the development of CNDO-109.

9. Please revise your disclosure to indicate whether any significant adverse events were observed or reported in the pre-clinical studies conducted by Professor Lowdell in relation the use of NK Cells as cancer treatment.

Completed Clinical Trial, page 8

10. Please identify the party that conducted the "Phase 1 clinical trial of CNDO-109 activated haploidentical NK cells conducted in the United Kingdom" that you cite at the bottom of page 8.

Manufacturing, page 9

11. Please include in your disclosure all material terms of the service agreement you have entered into with BioReliance. In addition, please file this agreement as an exhibit to

your registration statement or provide a legal analysis as to why you are not required to file it as an exhibit.

12. Please revise your disclosure to indicate in the discussion of your license agreement with OvaMed that you are obligated to pay a royalty of 4% on net sales of CNDO-201 as disclosed on page F-28 of your registration statement. With regard to your license agreement with UCL, please provide the range of potential royalties that you will have to pay based on net sales of CNDO-109. In addition, for both of these license agreements, please identify the percentage range of consideration received from sublicensees that you will be obligated to pay OvaMed and UCL. Please limit your disclosed royalties to a ten percent range (e.g. "single-digits," "teens," "twenties").

Item 1A. Risk Factors, page 17

General

13. Please include a risk factor describing the material risks to your shareholders presented by the anti-takeover provisions that are present in your certificate of incorporation and your by-laws, as well as by the restrictions imposed on you by Section 203 of the Delaware General Corporation Law, and how these provisions may prevent you from entering into a merger or business combination that might benefit your stockholders.

"Because we in-licensed our product candidates from third parties, any dispute with or non-performance by us or by our licensors . . .," page 17

14. Please provide a general description of OvaMed's material obligations under its license agreement with the University of Iowa Research Foundation and confirm whether there has been any conflict, dispute, disagreement, or issue of non-performance under the agreement.

"We intend to rely on third parties to conduct our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required . . .," page 20

15. Please include in your Business section a similar discussion as to how you intend to utilize contract research organizations to conduct clinical trials.

"We may experience delays in the commencement of our clinical trials or in the receipt of date from third parties…," page 19

16. Please identify the third party sources you intend to rely upon for preclinical, clinical and quality data to support your IND submission. Please also discuss the availability of this data and any factors that may impact your access to this data for inclusion in your IND submission.

"We rely completely on OvaMed and other third parties to manufacture our preclinical and clinical pharmaceutical supplies . . .," page 21

    17. Please note in this risk factor the extent to which you are also reliant on ProgenitorTM Cell Therapy, LLC and BioReliance for your supply of CNDO-109.

"If we fail to attract and retain key management and clinical development personnel…," page 22

    18. To the extent you have experienced problems attracting and retaining highly qualified personnel in the recent past, please revise to describe these problems.

"We are a development stage company with a history of operating losses that are expected to continue . . .," page 25

    19. Please include in this risk factor the operating loss you have experienced in each of the last three fiscal years.

"We will need substantial additional funding and may be unable to raise capital when needed . . .," page 25

    20. Please include in this risk factor your research and development expenses for each of the last three fiscal years.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies and Use of Estimates, page 30

R&D Expenses, page 33

    21. You disclose research and development expense from inception to date by project. Please expand this disclosure to quantify research and development expense by project for each period presented in the financial statements.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40

    22. In footnote 11 to your table, please state the name(s) of the individual(s) who has voting or dispositive power over the shares held by Manchester Securities Corp.

Item 6. Executive Compensation, page 45

Non-Executive Director Compensation, page 56

23. We note that the aggregate fair value for the options awarded to Dr. Harvey, Mr. Lobell, and Dr. Rosenwald, appear to $1.56 while the aggregate fair value of the options awarded to Dr. Rowinsky appears to be $1.77.   Please explain why the options awarded to the directors have different valuations and confirm that the amounts reflected in your non-executive director compensation table present the aggregate grant date fair value of the options awarded.

Financial Statements

Note 14. Stock-Based Compensation, page F-23

24. Please disclose the vesting period of the options granted as required by ASC 718-10-50-2. Confirm if the options granted to non-employees in 2010 were granted to directors. If the options were granted to directors tell us why you re-measure compensation expense each period. Reference the supporting authoritative literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Fran Stoller, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154